FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of November, 2007
                            2 November, 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing AGM Voting Results released on 2 November, 2007





British Sky Broadcasting Group plc
AGM - shareholders approve all resolutions
2 November 2007


                       BRITISH SKY BROADCASTING GROUP PLC
                                (the "Company")

                             Annual General Meeting

At the Annual General Meeting of the Company held today at the Royal Institute of British Architects, 66 Portland Place, London W1B 1AD at 9.00 a.m., all resolutions were duly passed on a poll. The poll voting results are as follows:

 1. To receive the financial statements for the year ended 30 June 2007,together with the report of the Directors and Auditors thereon

    Votes for       %          Votes against         %          Votes withheld
1,442,424,405   99.94                835,052      0.06                 10,174


 2. To declare a final dividend

    Votes for        %          Votes against         %          Votes withheld
1,443,263,335   100.00                  3,998      0.00                  2,298


 3. To reappoint Jeremy Darroch as a Director

    Votes for       %          Votes against         %          Votes withheld
1,440,936,343   99.84              2,318,571      0.16                 15,217


 4. To reappoint Andrew Higginson as a Director

    Votes for       %          Votes against         %          Votes withheld
1,440,808,143   99.83              2,440,239      0.17                 21,749


 5. To reappoint Gail Rebuck as a Director

    Votes for       %          Votes against         %          Votes withheld
1,440,671,447   99.82              2,579,179      0.18                 19,505


 6. To reappoint Lord Rothschild as a Director

    Votes for       %          Votes against         %          Votes withheld
1,442,031,010   99.92              1,213,912      0.08                 25,209


 7. To reappoint David F. DeVoe as a Director

    Votes for       %          Votes against         %          Votes withheld
1,436,318,758   99.52              6,927,424      0.48                 23,949


 8. To reappoint Rupert Murdoch as a Director

    Votes for       %          Votes against         %          Votes withheld
1,427,662,017   98.92             15,586,112      1.08                 22,002


 9. To reappoint Arthur Siskind as a Director

    Votes for       %          Votes against         %          Votes withheld
1,436,725,170   99.55              6,522,315      0.45                 22,646


10. To reappoint Deloitte & Touche LLP as Auditors and to authorise the Directors to agree their remuneration

    Votes for       %          Votes against         %          Votes withheld
1,435,700,972   99.84              2,248,531      0.16              5,320,628


11. To approve the Report on Directors' Remuneration for the year ended 30 June 2007

    Votes for       %          Votes against         %          Votes withheld
1,365,764,942   97.77             31,121,986      2.23             46,383,203


12. To authorise the Company and its subsidiaries to make political donations and incur political expenditure

    Votes for       %          Votes against         %          Votes withheld
1,407,870,729   98.61             19,795,919      1.39             15,603,483


13. To authorise the Directors to allot shares under section 80 Companies Act
    1985

    Votes for       %          Votes against         %          Votes withheld
1,438,059,688   99.64              5,168,324      0.36                 42,119


14. To disapply statutory pre-emption rights (Special Resolution)

    Votes for       %          Votes against         %          Votes withheld
1,440,117,105   99.79              3,089,016      0.21                 64,010


15. To adopt new Articles of Association (Special Resolution)

    Votes for       %          Votes against         %          Votes withheld
1,383,940,586   96.01             57,486,231      3.99              1,843,314

Notes:

(i) The votes "for" include those votes giving the Chairman discretion

(ii) A "vote withheld" is not counted towards the votes cast "for" or "against" a resolution.

Dave Gormley
Company Secretary


 SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 2 November, 2007          By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary